Exhibit 99.1

Sun Life and Wilton Re announce a strategic partnership, combining depth and breadth of capabilities across life and annuity reinsurance and asset management

  Wilton Re to form Windsor Life Re, a U.S. and Bermuda-domiciled affiliated reinsurer supported by long-term strategic capital commitments from Wilton Re and Sun Life. Windsor Life Re will be managed by Wilton Re.
  SLC Management, Sun Life's global institutional alternatives asset manager, will serve as lead asset manager of Wilton Re's new standalone reinsurance vehicle managing up to US$10 billion.
  Windsor Life Re will reinsure from Wilton Re an initial in-force block of approximately US$1.7 billion.

TORONTO and NORWALK, Conn. and BOSTON, Aug. 25, 2026 /CNW/ -- Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) and Wilton Re announced today they have entered into a definitive agreement to establish a strategic reinsurance and asset management partnership. This partnership will combine Wilton Re's liability management expertise with Sun Life's insurance and asset management capabilities.

Wilton Re will establish Windsor Life Re, a U.S. and Bermuda–domiciled reinsurer supporting growth of Wilton Re's core in-force life and annuity block origination in the U.S. Windsor Life Re will benefit from Wilton Re's long track-record of success in in-force block acquisitions, deal sourcing and unique underwriting expertise. SLC Management will be the lead asset manager for Windsor Life Re's investments and will leverage its experience in insurance asset management and its multi-asset investment platform.

The partnership is expected to deploy approximately US$900 million of capital, anchored by strategic capital commitments from Sun Life and Wilton Re, each contributing approximately one-third of the total equity capitalization. Under the terms of the agreement, Windsor Life Re will reinsure from Wilton Re an initial in-force block of approximately US$1.7 billion. Future business will be ceded by Wilton Re on a quota share basis. At scale, Windsor Life Re is anticipated to grow to approximately US$10 billion in assets.

"Unlocking opportunities at the intersection of insurance and asset management is a key strategic goal for Sun Life. We are excited to partner with Wilton Re, an exceptional organization with deep reinsurance expertise, insight and a strong financial reputation," said Tom Murphy, President of Sun Life Asset Management. "Our partnership with Wilton Re enhances our scale and presence in insurance asset management and provides strategic access to permanent capital to accelerate the growth of our global alternatives asset manager, SLC Management."

"Windsor Life Re will support Wilton Re's strategic growth, broadening our capital resources and enhancing our capabilities in the in-force life insurance and annuity market," said Dmitri Ponomarev, CEO of Wilton Re. "Sun Life is a widely respected global insurer and asset manager with a track record and depth of expertise in investment management for insurance liabilities."

The new partnership is expected to launch in the first half of 2027 subject to the parties obtaining required regulatory approvals and the satisfaction of customary closing conditions. Jefferies acted as the financial advisor and Sidley Austin LLP acted as the legal advisor to Sun Life. Ardea Partners LP and Wells Fargo acted as the financial advisors and Debevoise & Plimpton LLP acted as the legal advisor to Wilton Re.

About Sun Life

Sun Life is a leading international financial services organization providing asset management, wealth, insurance and health solutions to individual and institutional Clients. Sun Life has operations in a number of markets worldwide, including Canada, the U.S., the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of June 30, 2026, Sun Life had total assets under management of C$1.70 trillion (US$1.20 trillion). For more information, please visit sunlife.com. Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

About SLC Management

SLC Management is a global asset manager that offers institutional investors traditional, alternative and yield-orientated investment solutions across public and private fixed income markets, as well as global real estate equity and debt. SLC Management is the brand name for the institutional asset management business of Sun Life Financial Inc. under which the entities of Sun Life Capital Management (U.S.) LLC in the United States, and Sun Life Capital Management (Canada) Inc. in Canada operate. These entities are also referred to as SLC Fixed Income and represent the investment grade public and private fixed income strategies of SLC Management.

BGO, InfraRed Capital Partners (InfraRed), Crescent Capital Group (Crescent) and Advisors Asset Management (AAM) are also part of SLC Management. BGO is a leading, global real estate investment management advisor and a globally recognized provider of real estate services. InfraRed is an international investment manager focused on infrastructure, managing equity capital in multiple private and listed funds, primarily for institutional investors across the globe. Crescent is a global alternative credit investment manager singularly focused on corporate credit through strategies that invest in marketable and privately originated debt securities. AAM is an independent U.S. retail distribution firm that provides a range of solutions and products to financial advisors at wirehouses, registered investment advisors and independent broker-dealers.

As of June 30, 2026, SLC Management has assets under management of US$316 billion. Total firm AUM includes assets managed by the SLC Management group of companies on behalf of external clients, and the Sun Life General Account. AUM includes unfunded commitments, cash, equity, and other balances. Total firm AUM excludes assets under administration. AAM represents an additional approximate US$12 billion in assets under administration. The methodologies used to compile the total AUM are subject to change and may not reflect regulatory AUM.

For more information, please visit slcmanagement.com.

About Wilton Re

Wilton Re is a leading provider of in-force and reinsurance solutions in the North American life insurance industry. With its proven expertise in M&A and reinsurance, Wilton Re creates customized solutions that address the risk, capital and operational needs of its clients. Wilton Re has completed 26 in-force life and annuity acquisition transactions since its founding in 2004. Its core administrative reinsurance solution has been the industry standard for remediating legacy administration systems alongside blocks of legacy life insurance and annuities. Over the past 22 years, Wilton Re has converted 28 legacy systems to its BPO-based administration platform while gaining cost efficiencies and enhancing technologies, controls, and administrative processes for its counterparties. For more information about Wilton Re, please visit www.wiltonre.com.

Forward-Looking Statements

From time to time, including in this new release, Wilton Re or Sun Life may make written or oral forward-looking statements within the meaning of certain securities laws, including the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements contained in this news release include statements (i) relating to expectations with respect to the strategic reinsurance and asset management partnership between Sun Life and Wilton Re, including the amount of capital the partnership will seek to deploy and the anticipated growth in the value of Windsor Life Re's investment assets; (ii) that are predictive in nature or that depend upon or refer to future events or conditions, and (iii) that include words such as "intends", "expects", "will", "seek" and similar expressions. The forward-looking statements made in this news release are stated as at August 25, 2026, represent Wilton Re's or Sun Life's current expectations, estimates and projections regarding future events and are not historical facts. These statements are not a guarantee of future performance and involve assumptions and risks and uncertainties that are difficult to predict and can change as a result of many possible events or factors, not all of which are known to Wilton Re or Sun Life or within their respective control. Some of these assumptions and risks and uncertainties are described further in Sun Life's management's discussion and analysis for the year ended December 31, 2025 under the headings "Risk Management" and "Forward-looking Statements", in the risk factors set out in Sun Life's annual information form for the year ended December 31, 2025 under the heading "Risk Factors", and in Sun Life's interim management's discussion and analysis for the quarter ended March 31, 2026 under the heading "Risk Management", in the other factors detailed in Sun Life's annual and interim financial statements and in Sun Life's other filings with Canadian and U.S. securities regulators, which are available for review at www.sedarplus.ca and www.sec.gov, respectively, and in Wilton Re's annual and interim financial statements, which are available or review at www.wiltonre.com. Actual results may differ materially from those expressed, implied or forecasted in such forward-looking statements.

Each of Wilton Re and Sun Life does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this news release or to reflect the occurrence of unanticipated events, except as required by law.

Note to editors: All figures in US dollars unless indicated otherwise.

Sun Life Media Relations Contact:	Sun Life Investor Relations Contact:	Wilton Re Media Relations Contact:
Connie Soave	Natalie Brady	Mark Semer
Vice-President	Senior Vice-President	Managing Director
Corporate Communications	Capital Management & Investor Relations	Gasthalter & Co
(416) 407-5721	(416) 902-3794	(212) 257-4170
connie.soave@sunlife.com	investor_relations@sunlife.com	ms@gasthalter.com

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SOURCE Sun Life Financial Inc. - Financial News

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/August2026/25/c7197.html

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CO: Sun Life Financial Inc. - Financial News

CNW 08:05e 25-AUG-26